May 15, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Tonya K. Aldave and Susan Block

Re:	Alvarium Tiedemann Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 26, 2023
File No. 333-269448

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Alvarium Tiedemann Holdings, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, publicly filed on April 26, 2023 (the “Registration Statement”), as set forth in the Staff’s letter, dated May 11, 2023, addressed to Michael Tiedemann, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

General

1.

We note your response to our prior comment 2 and reissue in part. We note your disclosure that the selling shareholders purchased the Class A Common Stock covered by this prospectus for prices “ranging from no consideration to $9.80.” Please disclose specific prices paid by each group of the selling shareholders listed in the registration statement, such as the Sponsor, private placement investors, PIPE investors, and other selling securityholders. In this regard, for each of the securities being registered for resale, disclose on the cover page the price the selling security paid for the securities or units overlying such securities, such as related to the Option Agreements.

RESPONSE: The Company acknowledges the Staff’s comment and has amended the disclosure on the cover page of Amendment No. 2 in response.

2.

We note your response to our prior comment 3 and reissue in part. Please update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

•

you disclose on page 67 “pro forma condensed combined financial statements do not give affect to any anticipated operating efficiencies or cost savings that may be associated with the business combination”;

•

you disclose that you “believe that following the Closing of the Business Combination, the sources of liquidity discussed above will continue to be sufficient to fund [your] working capital requirements” on pages 104 and 124-125;

•	your disclosure that “following the Business Combination, you will be subject to U.S. federal and state income taxes” on pages 106 and 126;

•	your list of named executives “who will be named executive officers” on page 210; and

•

you disclose on page 50 that “future resales” of shares after the consummation of the business combination may cause your market price to drop significantly. This statement should be updated given that this prospectus is facilitating those sales.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on the pages described above, and elsewhere as appropriate, in response to the Staff’s comment.

Prospectus Summary, page 1

3.

We note your response to our prior comment 5 and reissue in part. Please disclose here the exercise price of the warrants compared to the market price of the underlying securities and disclose the likelihood that warrant holders will not exercise their warrants because the warrants are out of the money.

RESPONSE: The Company acknowledges the Staff’s comment and has amended the disclosure on the cover page and pages 54, 55 and 89 of Amendment No. 2 in response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 87

4.

We note your response to our prior comment 10 and reissue in part. Please revise your discussion to highlight the fact that the selling shareholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

RESPONSE: The Company acknowledges the Staff’s comment and has amended the disclosure on page 89 of Amendment No. 2 in response.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (305) 579-0739.

Sincerely,

/s/ Thomas Martin

Thomas Martin, Esq.

Enclosures

cc:	Michael Tiedemann, Alvarium Tiedemann Holdings, Inc.

Alan I. Annex, Esq, Greenberg Traurig, LLP